GRUPO
HERDEZ.

02060592

December 9, 2002.

82-3818

UNITED STATES SECURITIES EXCHANGE COMMISSION.
DIVISION OF CORPARATING FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
ROOM 3045 (STOP 3-4)
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING RECEIVED DEC 11 2002 WASH, D.C. 155 SECTION

SUPPL

Dear Sirs.:

Attached you can find a copy of Consolidated Financial Statement corresponding to the period of March 31, 2002 and 2001 1st. Quarter 2002, the period June 30 of 2002 and 2001, 2nd Quarter 2002, and the period September 30 of 2002 and 2001. 3th . Quarter 2002. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal.

If you have any questions, please let me know.

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Regards.

ERNESTO RAMOS ORTIZ.

12/18

Corporativo Cinco S.A. de C.V. Monte Pelvoux Nº 215 Col. Lomas de Chapultepec,
Delegación Miguel Hidalgo C.P. 11000, México D.F. Tel.: 52 01 56 55

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **3** Year: **2002**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,908,833**	**100**	**3,782,937**	**100**
2	**CURRENT ASSETS**	**1,796,860**	**46**	**1,771,664**	**47**
3	CASH AND SHORT-TERM INVESTMENTS	30,795	1	30,137	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	586,657	15	595,468	16
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	250,908	6	337,751	9
6	INVENTORIES	857,759	22	719,243	19
7	OTHER CURRENT ASSETS	70,741	2	89,065	2
8	**LONG-TERM**	**154,037**	**4**	**131,616**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	154,037	4	131,616	3
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,760,689**	**45**	**1,752,286**	**46**
13	PROPERTY	652,780	17	640,177	17
14	MACHINERY AND INDUSTRIAL	1,634,756	42	1,517,652	40
15	OTHER EQUIPMENT	147,159	4	151,167	4
16	ACCUMULATED DEPRECIATION	924,595	24	855,446	23
17	CONSTRUCTION IN PROGRESS	250,589	6	298,736	8
18	**DEFERRED ASSETS (NET)**	**197,247**	**5**	**127,371**	**3**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,956,226**	**100**	**1,884,758**	
21	**CURRENT LIABILITIES**	**636,336**	**33**	**827,267**	**44**
22	SUPPLIERS	211,410	11	242,324	13
23	BANK LOANS	312,764	16	456,690	24
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	45,768	2	72,362	4
26	OTHER CURRENT LIABILITIES	66,394	3	55,891	3
27	**LONG-TERM LIABILITIES**	**956,819**	**49**	**681,925**	**36**
28	BANK LOANS	956,819	49	681,925	36
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**343,741**	**18**	**362,391**	**19**
32	**OTHER LIABILITIES**	**19,330**	**1**	**13,175**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,952,607**		100 **1,898,179**	
34	**MINORITY INTEREST**	**414,992**	**21**	**365,573**	**19**
35	**MAJORITY INTEREST**	**1,537,615**	**79**	**1,532,606**	**81**
36	**CONTRIBUTED**	**944,951**	**48**	**941,610**	**50**
37	PAID-IN CAPITAL STOCK (NOMINAL)	422,825	22	423,957	22
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	344,021	18	340,401	18
39	PREMIUM ON SALES OF SHARES	178,105	9	177,252	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**592,664**	**30**	**590,996**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,128,972	109	2,053,044	108
43	REPURCHASE FUND OF SHARES	160,486	8	161,200	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,780,824)	(91)	(1,695,253)	(89)
45	NET INCOME FOR THE YEAR	84,030	4	72,005	4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 3 YEAR: 2002
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**30,795**	**100**	**30,137**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	30,795	100	30,137	100
18	**DEFERRED ASSETS (NET)**	**197,247**	**100**	**127,371**	
48	AMORTIZED OR REDEEMED EXPENSES	197,247	100	127,371	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**636,336**	**100**	**827,267**	
52	FOREING CURRENCY LIABILITIES	27,621	4	80,834	10
53	MEXICAN PESOS LIABILITIES	608,715	96	746,433	90
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**66,394**		100 **55,891**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	66,394	100	55,891	100
27	**LONG-TERM LIABILITIES**	**956,819**	**100**	**681,925**	
59	FOREING CURRENCY LIABILITIES	336,819	35	409,081	60
60	MEXICAN PESOS LIABILITIES	620,000	65	272,844	40
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0		0
62	MEDIUM TERM NOTES	0	0		0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0		0
64	OTHER LOANS WITHOUT COST	0	0		0
31	**DEFERRED LOANS**	**343,741**	**100**	**362,391**	
65	NEGATIVE GOODWILL	0	0	1,677	0
66	DEFERRED TAXES	343,741	100	360,714	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**19,330**	**100**	**13,175**	
68	RESERVES	19,330	100	13,175	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,780,824)**		100 **(1,695,253)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,780,824)	(100)	(1,695,253)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	1,160,524	944,397
73	PENSIONS FUND AND SENIORITY	7,566	1,654
74	EXECUTIVES (*)	16	14
75	EMPLOYERS (*)	2,047	2,165
76	WORKERS (*)	3,074	2,816
77	CIRCULATION SHARES (*)	422,560,963	423,537,500
78	REPURCHASED SHARES (*)	9,439,037	8,462,500

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**3,116,495**	**100**	**2,870,197**	**100**
2	COST OF SALES	1,788,985	57	1,667,599	58
3	**GROSS INCOME**	**1,327,510**	**43**	**1,202,598**	**42**
4	OPERATING	978,734	31	911,476	32
5	**OPERATING**	**348,776**	**11**	**291,122**	**10**
6	TOTAL FINANCING	99,366	3	70,777	2
7	**INCOME AFTER FINANCING COST**	**249,410**	**8**	**220,345**	**8**
8	OTHER FINANCIAL OPERATIONS	(7,966)	0	(13,073)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**257,376**	**8**	**233,418**	**8**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	83,058	3	87,737	3
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**174,318**	**6**	**145,681**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	3,727	0	1,053	0
13	**CONSOLIDATED NET INCOME OF**	**178,045**	**6**	**146,734**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**178,045**	**6**	**146,734**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**178,045**	**6**	**146,734**	**5**
19	NET INCOME OF MINORITY INTEREST	94,015	3	74,729	3
20	**NET INCOME OF MAJORITY INTEREST**	**84,030**	**3**	**72,005**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**3,116,495**	**100**	**2,870,197**	**100**
21	DOMESTIC	2,907,925	93	2,649,349	92
22	FOREIGN	208,570	7	220,848	8
23	TRANSLATED INTO DOLLARS (***)	21,468	1	22,272	1
6	**TOTAL FINANCING COST**	**99,366**	**100**	**70,777**	**100**
24	INTEREST PAID	85,467	86	114,316	162
25	EXCHANGE LOSSES	39,707	40	0	0
26	INTEREST EARNED	7,489	8	24,362	34
27	EXCHANGE PROFITS	0	0	4,382	6
28	GAIN DUE TO MONETARY POSITION	(18,319)	(18)	(14,795)	(21)
8	**OTHER FINANCIAL OPERATIONS**	**(7,966)**	**100**	**(13,073)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(7,966)	(100)	(13,073)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**83,058**	**100**	**87,737**	**100**
32	INCOME TAX	118,598	143	87,737	100
33	DEFERED INCOME TAX	(35,540)	(43)	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 3 YEAR 2002

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	3,462,772	3,587,746
37	NET INCOME OF THE YEAR	237,308	243,086
38	NET SALES (**)	4,319,620	4,214,855
39	OPERATION INCOME (**)	504,254	511,848
40	NET INCOME OF MAYORITY INTEREST(**)	148,692	142,011
41	NET CONSOLIDATED INCOME (**)	284,042	273,761

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**178,045**	**146,734**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	121,868	69,829
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**299,913**	**216,563**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(14,856)	80,328
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**285,057**	**296,891**
6	CASH FLOW FROM EXTERNAL FINANCING	83,414	(55,209)
7	CASH FLOW FROM INTERNAL FINANCING	(158,493)	(224,174)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(75,079)**	**(279,383)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(225,734)**	**(119,806)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(15,756)	(102,298)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	46,551	132,435
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	30,795	30,137

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**121,868**	**69,829**
13	DEPRECIATION AND AMORTIZATION FOR THE	83,728	76,888
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	2,160	(1,624)
15	+ (-) NET LOSS (PROFIT) IN MONEY	39,707	(4,382)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(3,727)	(1,053)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(14,856)**	**80,328**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	150,944	179,653
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(65,330)	7,708
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	131,305	(43,227)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(87,132)	(8,218)
22	+ (-) INCREASE (DECREASE) IN OTHER	(144,643)	(55,588)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**83,414**	**(55,209)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(39,707)	41,914
24	+ LONG-TERM BANK AND STOCK MARKET	302,962	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(179,841)	(97,123)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(158,493)**	**(224,174)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	56,639	0
31	(-) DIVIDENS PAID	(215,132)	(224,174)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(225,734)**	**(119,806)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(6,106)	(2,811)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(141,177)	(53,364)
36	(-) INCREASE IN CONSTRUCTIONS IN	2,011	(38,927)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(80,462)	(24,704)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** **2002**
GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.71	%	5.11	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.67	%	9.27	%
3	NET INCOME TO TOTAL ASSETS (**)	7.27	%	7.24	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	53.24	%	38.60	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	10.29	%	10.08	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.11	times	1.11	times
7	NET SALES TO FIXED ASSETS (**)	2.45	times	2.41	times
8	INVENTORIES ROTATION (**)	3.04	times	2.99	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	44	days	49	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.15	%	12.67	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.05	%	49.82	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.00	times	0.99	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	18.63	%	25.99	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	54.34	%	38.92	%
15	OPERATING INCOME TO INTEREST PAID	4.08	times	2.55	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.21	times	2.24	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.82	times	2.14	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.48	times	1.27	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.92	times	0.94	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.84	%	3.64	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	9.62	%	7.55	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.48)	%	2.80	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	3.34	times	2.60	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(111.10)	%	19.76	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	211.10	%	80.24	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	62.54	%	44.54	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.35	$ 0.31
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.35	$ 0.30
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 3.64	$ 3.62
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.17	$ 0.18
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.10 times	0.78 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	11.38 times	8.45 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE NPCI OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2002
PROJECTED BENEFIT OBLIGATION	(48,550)
PLAN ASSETS AT MARKET VALUE	5,815
UNAMORTIZED PRIOR SERVICE COST	23,103
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	536
PROJECTED NET LIABILITY	(19,096)
ACCUMULATED BENEFIT OBLIGATION	(15,430)
UNAMORTIZED TRANSITION ASSET	(3,666)
NET COST FOR THE PERIOD	$ 6,426

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	422,825	344,021	

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

			766,846
PREMIUM IN SALES OF SHARES	43,572	134,533	178,105
LEGAL RESERVE	26,911	35,323	62,234
RETAINED EARNINGS	1,004,158	1,062,580	2,066,738
REPURCHASE FUND	29,716	130,770	160,486
ACCUMULATED DEFFERRED TAX	15,831	2,649	18,480
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,799,304)	(1,799,304)
NET INCOME	82,470	1,560	84,030
TOTAL	1,625,483	(87,868)	1,537,615

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 1,915,037 MORE SHARES WERE ACQUIRED AT $2.5030 AVERAGE PRICE PER SHARE.
DURING 2002 WE SOLD 5,000 SHARES AT $3.95 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	85,467
GAIN INTERESTS	7,489
EXCHANGE LOSS	39,707
GAIN ON NET MONETARY POSITION	(18,319)
TOTAL	99,366

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 30 OF JUNE WERE:

IN RESULTS: IN THE PROVISION TAXES	(35,040)
IN LIABILITIES: IN DEFFERRED TAXES	343,741

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED
OCT	20,690	20,690	365.2641	349.6150	1.0448	21,616	21,616
NOV	20,690	41,380	365.2641	350.9320	1.0408	21,535	43,151
DIC	20,690	62,070	365.2641	351.4180	1.0394	21,505	64,656
JAN	14,050	76,120	365.2641	354.6620	1.0299	14,470	79,126
FEB	14,050	90,170	365.2641	354.4340	1.0306	14,479	93,606
MAR	14,050	104,220	365.2641	356.2470	1.0253	14,406	108,011
APR	8,500	112,720	365.2641	358.1930	1.0197	8,668	116,679
MAY	8,500	121,220	365.2641	358.9190	1.0177	8,650	125,329
JUN	8,506	129,726	365.2641	360.6690	1.0127	8,614	133,944
JUL	4,890	134,616	365.2641	361.7050	1.0098	4,938	138,882
AUG	4,890	139,506	365.2641	363.0803	1.0060	4,919	143,801
SEP	4,890	144,396	365.2641	365.2641	1.0000	4,890	148,691

AT SEPTEMBER 30, 2002 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	5,150
MONETARY LIABILITIES	35,625
NET POSITION	(30,475)

AT SEPTEMBER 30, 2002, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	3,975
MACHINERY AND EQUIPMENT	91,860
TOTAL	95,835

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	765,790
2 MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	283,395
3 GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	94,167
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	29,364
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	96,749
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	49,517
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	46,197
8 ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	57,885
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	100.00	40,050	37,238
10 SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	50.00	2,275	3,818
11 BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	117,748,096	50.00	58,874	79,276
TOTAL INVESTMENT IN SUBSIDIARIES				**651,370**	**1,543,396**
ASSOCIATEDS					
1 OTRAS AFILIADAS		1	0.00	154,037	154,037
TOTAL INVESTMENT IN ASSOCIATEDS				**154,037**	**154,037**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,697,433**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 3 YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	131,693	24,573	107,120	345,688	144,048	308,760
MACHINERY	710,794	193,785	517,009	923,960	471,509	969,460
TRANSPORT EQUIPMENT	21,940	11,531	10,409	34,685	23,229	21,865
OFFICE EQUIPMENT	20,398	9,506	10,892	26,517	23,979	13,430
COMPUTER EQUIPMENT	27,705	18,278	9,427	7,715	3,815	13,327
OTHER	5,797	266	5,531	2,403	76	7,858
DEPRECIABLES TOTAL	**918,327**	**257,939**	**660,388**	**1,340,968**	**666,656**	**1,334,700**
NOT DEPRECIATION ASSETS						
GROUNDS	32,969	0	32,969	142,430	0	175,399
CONSTRUCTIONS IN PROCESS	217,864	0	217,864	32,726	0	250,590
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**250,833**	**0**	**250,833**	**175,156**	**0**	**425,989**
TOTAL	**1,169,160**	**257,939**	**911,221**	**1,516,124**	**666,656**	**1,760,689**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANAMEX		10.74	0	60,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER		10.89	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER		8.80	40,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER		8.85	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		11.14	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		8.70	22,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		11.14	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		11.14	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		8.70	34,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		8.70	22,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		8.70	16,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		11.14	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		8.70	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		8.70	13,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE		8.60	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE		8.50	18,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE		8.60	22,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE		8.95	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE		8.95	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE		8.60	11,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA		9.70	8,143	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA		8.90	12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX		5.39	0	0	0	7,111	7,179	5,384	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK		5.07	0	0	0	10,255	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK		5.52	0	0	0	0	27,689	0	0	0	0	0	0	0	0	0
INBURSA		4.41	0	0	0	0	0	0	0	152,997	0	0	0	0	0	0
INBURSA		3.80	0	0	0	10,255	0	0	0	0	0	0	0	0	0	0
GE. CAPITAL		4.29	0	0	0	0	0	0	0	143,570	0	0	0	0	0	0

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
TOTAL BANKS			285,143	620,000	0	27,621	34,868	5,384	0	296,567	0	0	0	0	0	0
PROVEEDORES																
VARIOS PROVEEDORES			211,410	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			211,410	0	0	0	0	0	0	0	0	0	0	0	0	0
OTRAS CUENTAS POR PAGAR			66,394	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			66,394	0	0	0	0	0	0	0	0	0	0	0	0	0
			562,947	620,000	0	27,621	34,868	5,384	0	296,567	0	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	**DOLARS (1)**		**OTHER CURRENCIES**		**TOTAL**
	THOUSANDS OF DOLARS	**THOUSANDS OF PESOS**	**THOUSANDS OF DOLARS**	**THOUSANDS OF PESOS**	**THOUSANDS OF PESOS**
1. INCOME					
EXPORTS	21,468	208,570	0	0	208,570
OTHER	0	0	0	0	0
TOTAL	**21,468**	**208,570**			**208,570**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	4,800	46,632	0	0	46,632
INVESTMENTS	0	0	0	0	0
OTHER	5,950	57,805	0	0	57,805
TOTAL	**10,750**	**104,437**			**104,437**
NET BALANCE	**10,718**	**104,133**			**104,133**
FOREING MONETARY POSITION					
TOTAL ASSETS	**5,150**	**52,684**	0	0	**52,684**
LIABILITIES POSITION	**35,625**	**364,440**			**364,440**
SHORT TERM LIABILITIES POSITION	2,700	27,621	0	0	27,621
LONG TERM LIABILITIES POSITION	32,925	336,819	0	0	336,819
NET BALANCE	**(30,475)**	**(311,756)**			**(311,756)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA POSICIÓN EN MONEDA EXTRANJERA FUE DE $10.23
EL TIPO DE CAMBIO UTILIZADO PARA LA BALANZA DE DIVISAS FUE DE $9.5942

STOCK EXCHANGE CODE:**HERDEZ** QUARTER: **3** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,929,133	2,379,417	(450,284)	0.01	4,157
FEBRUARY	1,706,709	2,353,020	(646,310)	0.01	(415)
MARCH	1,691,291	2,174,758	(483,466)	0.01	2,473
APRIL	1,765,678	2,211,061	(445,383)	0.01	2,405
MAY	1,767,290	2,213,691	(446,401)	0.01	893
JUNE	1,882,154	2,220,639	(338,486)	0.01	1,219
JULY	1,538,512	2,058,618	(520,106)	0.01	(1,351)
AUGUST	1,392,834	1,991,022	(598,188)	0.01	3,544
SEPTEMBER	1,356,963	1,936,536	(579,574)	0.01	5,394
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**18,319**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	11,649	721,711	10,153	1,523,181		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	3,105	185,474	2,729	332,011		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	2,387	236,077	2,112	338,431		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,720	204,385	1,705	362,466		HORMEL	SORIANA
VARIOS	12	415	224	80,642		YAVAROS	ISSSTE
PASTAS Y SALSAS	7,500	151,336	6,720	271,194		BUFALO	
TOTAL		1,499,398		2,907,925			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			1,738	153,443	USA	HERDEZ	
JUGOS FRUTAS Y POST			52	4,962	CENTROAMERICA	DOÑA MARIA	
VEGETALES			458	36,653	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			113	13,132	EUROPA		
VARIOS			3	380			
TOTAL				208,570			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 341,339,479

Number of shares Outstanding at the Date of the NFEA: (Units) — 422,555,963

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
SEGUND	*	422,555,963.00	15/05/2002	140,000,000.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
SEGUND	*	422,555,963.00	15/06/2002	69,721,734.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2002 — 446,258,619

Number of shares Outstanding at the Date of the NFEA: (Units) — 422,560,963

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2001**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	422,555,963

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** 21,220,797

Number of Shares Outstanding at the Date of the NFEAR: (Units) 422,555,963

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
SEGUND	*	422,555,963.00	15/06/2002	21,778,904.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2002 0

Number of shares Outstanding at the Date of the NFEAR (Units) 422,560,963

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 422,555,963

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*		0	43,200,000	379,360,963	278,091,872	144,469,091	43,227	379,598
TOTAL			**43,200,000**	**379,360,963**	**278,091,872**	**144,469,091**	**43,227**	**379,598**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
422,560,963
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
*	9,439,037	3.14871	4.00000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ   **FECHA:** 5/12/2002 13:55

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	201-56-55
FAX:	5-201-57-99
E-MAIL:	
DIRECCION DE INTERNET	www.grupoherdez.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GHE910910H19
DOMICILIO	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO:	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-576-31-00 EXT. 1200
FAX:	55-76-25-24
E-MAIL:	jvega@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 5/12/2002 13:55

TELEFONO:	5-201-57-48, 49, 40, 41
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215

CLAVE DE COTIZACION: HERDEZ **FECHA:** 5/12/2002 13:55

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **SEPTEMBER** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR EJECUTIVO DE ADMON Y FINANZAS

C.P. PABLO LEZAMA VELEZ.
DIRECTOR DE FINANZAS.

MEXICO, D.F., AT DECEMBER 5 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **1** Year: **2002**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,906,573**	**100**	**3,822,172**	**100**
2	**CURRENT ASSETS**	**1,803,871**	**46**	**1,892,685**	**50**
3	CASH AND SHORT-TERM INVESTMENTS	150,331	4	45,797	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	624,264	16	578,271	15
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	250,097	6	326,115	9
6	INVENTORIES	716,197	18	827,369	22
7	OTHER CURRENT ASSETS	62,982	2	115,133	3
8	**LONG-TERM**	**154,545**	**4**	**135,981**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	154,545	4	135,981	4
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,774,825**	**45**	**1,694,256**	**44**
13	PROPERTY	615,147	16	636,788	17
14	MACHINERY AND INDUSTRIAL	1,712,268	44	1,527,541	40
15	OTHER EQUIPMENT	150,577	4	139,840	4
16	ACCUMULATED DEPRECIATION	879,065	23	797,984	21
17	CONSTRUCTION IN PROGRESS	175,898	5	188,071	5
18	**DEFERRED ASSETS (NET)**	**173,332**	**4**	**99,250**	**3**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,861,611**	**100**	**1,866,989**	
21	**CURRENT LIABILITIES**	**873,013**	**47**	**765,980**	**41**
22	SUPPLIERS	234,277	13	243,076	13
23	BANK LOANS	452,608	24	415,725	22
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	104,799	6	48,785	3
26	OTHER CURRENT LIABILITIES	81,329	4	58,394	3
27	**LONG-TERM LIABILITIES**	**639,049**	**34**	**686,946**	**37**
28	BANK LOANS	639,049	34	686,946	37
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**330,453**	**18**	**400,156**	**21**
32	**OTHER LIABILITIES**	**19,096**	**1**	**13,907**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,044,962**		100 **1,955,183**	
34	**MINORITY INTEREST**	**489,634**	**24**	**400,132**	**20**
35	**MAJORITY INTEREST**	**1,555,328**	**76**	**1,555,051**	**80**
36	**CONTRIBUTED**	**921,685**	**45**	**923,709**	**47**
37	PAID-IN CAPITAL STOCK (NOMINAL)	422,825	21	424,741	22
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	325,142	16	325,240	17
39	PREMIUM ON SALES OF SHARES	173,718	8	173,728	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**633,643**	**31**	**631,342**	**32**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,145,399	105	2,085,067	107
43	REPURCHASE FUND OF SHARES	156,542	8	159,499	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,710,579)	(84)	(1,637,705)	(84)
45	NET INCOME FOR THE YEAR	42,281	2	24,481	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2002**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**150,331**	**100**	**45,797**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	150,331	100	45,797	100
18	**DEFERRED ASSETS (NET)**	**173,332**	**100**	**99,250**	
48	AMORTIZED OR REDEEMED EXPENSES	173,332	100	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	99,250	100
21	**CURRENT LIABILITIES**	**873,013**	**100**	**765,980**	
52	FOREING CURRENCY LIABILITIES	170,608	20	125,375	16
53	MEXICAN PESOS LIABILITIES	702,405	80	640,605	84
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**81,329**		**100 58,394**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	81,329	100	58,394	100
27	**LONG-TERM LIABILITIES**	**639,049**	**100**	**686,946**	
59	FOREING CURRENCY LIABILITIES	316,549	50	393,935	57
60	MEXICAN PESOS LIABILITIES	322,500	50	293,011	43
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0		0
64	OTHER LOANS WITHOUT COST	0	0		0
31	**DEFERRED LOANS**	**330,453**	**100**	**400,156**	
65	NEGATIVE GOODWILL	0	0	3,618	1
66	DEFERRED TAXES	330,453	100	396,538	99
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**19,096**	**100**	**13,907**	
68	RESERVES	19,096	100	13,907	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,710,579)**		**100 (1,637,705)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,710,579)	(100)	(1,637,705)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	930,858	1,126,705
73	PENSIONS FUND AND SENIORITY	0	2,341
74	EXECUTIVES (*)	16	13
75	EMPLOYERS (*)	1,946	1,842
76	WORKERS (*)	3,254	2,917
77	CIRCULATION SHARES (*)	422,555,963	424,471,000
78	REPURCHASED SHARES (*)	9,444,037	7,879,852

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**915,288**	**100**	**882,764**	**100**
2	COST OF SALES	534,747	58	515,274	58
3	**GROSS INCOME**	**380,541**	**42**	**367,490**	**42**
4	OPERATING	264,953	29	279,960	32
5	**OPERATING**	**115,588**	**13**	**87,530**	**10**
6	TOTAL FINANCING	7,360	1	11,230	1
7	**INCOME AFTER FINANCING COST**	**108,228**	**12**	**76,300**	**9**
8	OTHER FINANCIAL OPERATIONS	(1,990)	0	(2,322)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**110,218**	**12**	**78,622**	**9**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	33,213	4	31,247	4
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**77,005**	**8**	**47,375**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	150	0	(715)	0
13	**CONSOLIDATED NET INCOME OF**	**77,155**	**8**	**46,660**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**77,155**	**8**	**46,660**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**77,155**	**8**	**46,660**	**5**
19	NET INCOME OF MINORITY INTEREST	34,874	4	22,179	3
20	**NET INCOME OF MAJORITY INTEREST**	**42,281**	**5**	**24,481**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
R		Amount	%	Amount	%
1	**NET SALES**	**915,288**	**100**	**882,764**	**100**
21	DOMESTIC	853,359	93	817,652	93
22	FOREIGN	61,929	7	65,112	7
23	TRANSLATED INTO DOLLARS (***)	6,806	1	6,470	1
6	**TOTAL FINANCING COST**	**7,360**	**100**	**11,230**	**100**
24	INTEREST PAID	23,890	325	39,864	355
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	2,962	40	20,041	178
27	EXCHANGE PROFITS	7,406	101	2,851	25
28	GAIN DUE TO MONETARY POSITION	(6,162)	(84)	(5,742)	(51)
8	**OTHER FINANCIAL OPERATIONS**	**(1,990)**	**100**	**(2,322)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(1,990)	(100)	(2,322)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**33,213**		100 **31,247**	100
32	INCOME TAX	83,587	252	19,800	63
33	DEFERED INCOME TAX	(50,374)	(152)	11,223	36
34	WORKERS' PROFIT SHARING	0	0	224	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 1 YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,016,987	959,578
37	NET INCOME OF THE YEAR	238,820	89,285
38	NET SALES (**)	4,005,072	4,173,916
39	OPERATION INCOME (**)	463,610	524,171
40	NET INCOME OF MAYORITY INTEREST(**)	151,089	146,735
41	NET CONSOLIDATED INCOME (**)	276,977	264,994

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**77,155**	**46,660**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	24,554	23,818
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**101,709**	**70,478**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	257,492	(43,125)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**359,201**	**27,353**
6	CASH FLOW FROM EXTERNAL FINANCING	(33,864)	(30,389)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(33,864)**	**(30,389)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(220,406)**	**(77,004)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	104,931	(80,040)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	45,400	125,837
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	150,331	45,797

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**24,554**	**23,818**
13	DEPRECIATION AND AMORTIZATION FOR THE	29,759	26,107
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	2,351	(154)
15	+ (-) NET LOSS (PROFIT) IN MONEY	(7,406)	(2,849)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(150)	714
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**257,492**	**(43,125)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	95,099	158,259
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	44,553	(62,119)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	128,676	(76,767)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(56,883)	5,011
22	+ (-) INCREASE (DECREASE) IN OTHER	46,047	(67,509)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(33,864)**	**(30,389)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(7,406)	25,770
24	+ LONG-TERM BANK AND STOCK MARKET	1,359	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(27,817)	(56,159)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	0	
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(220,406)**	**(77,004)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(29,594)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(175,069)	(10,764)
36	(-) INCREASE IN CONSTRUCTIONS IN	48,072	(28,677)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(63,815)	(37,563)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** **2002**
GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	8.43	%	5.29	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.71	%	9.44	%
3	NET INCOME TO TOTAL ASSETS (**)	7.09	%	6.93	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	7.99	%	12.31	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.03	times	1.09	times
7	NET SALES TO FIXED ASSETS (**)	2.26	times	2.46	times
8	INVENTORIES ROTATION (**)	3.02	times	2.64	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	53	days	51	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.50	%	12.79	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	47.65	%	48.85	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.91	times	0.95	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	26.17	%	27.82	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	36.01	%	40.55	%
15	OPERATING INCOME TO INTEREST PAID	4.84	times	2.20	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.15	times	2.24	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.07	times	2.47	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.25	times	1.39	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.97	times	1.01	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	17.22	%	5.98	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	11.11	%	7.98	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	28.13	%	(4.89)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	15.04	times	0.69	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	79.43	%	13.98	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.36		$ 0.33	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.36		$ 0.33	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.68		$ 3.66	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.77	times	0.95	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	7.97	times	10.05	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Report to the Board of Directors Mexico D.F. April 24, 2002

The first quarter of the year was an eventful one for Grupo Herdez as during this quarter we began to commercialize the products from our association with the Italian company Barilla Alimentare. It was a challenge given the fact that, within our company, we lacked the experience and market know-how specific to this product line, however, we charged forward achieving interesting sales increases in pesos as well as in volume terms.

In regards to sales for established brands, we had some problems particularly in the wholesale sector which reported a significant decline nationwide. This drop resulted in a decline for the Grupo of 3% in volume for same brand sales, in contrast to an increase of 3.1% in historic peso terms resulting from a better control of discounts and promotions to our clients during the first quarter, which had a positive impact in the results for the Grupo.

Total sales for the Grupo, including those generated from our partnership Barilla Mexico, rose 20% in units and 4% in constant peso terms, reflecting the strong impact from this partnership in the Grupo's results, as well as the benefits that this association will bring in terms of lower costs and increases in operating profits, while encouraging a closer relationship with our main customers.

With this partnership we will also have the opportunity to increase our exports particularly to the United States as currently some of our distributors have been importing the Yemina and Vesta brands.

Our exports grew 16% in volume and 5% in dollar terms showing a clear up-trending pattern apparent since the previous year, in spite of tremendous exchange pressure from our currency versus the US dollar. This situation has encouraged further increases in efficiency in our production processes in order to maintain our export levels.

Operating profits increased to 27 million pesos, 31% higher versus the same period in the previous year. The EBITDA reached 16% of sales, three percentage points above the levels reported in the first quarter of 2001. Net profit of 42 million pesos was 17 million pesos above the profit for the same period in the previous year, for a 72% increase.

The improvement in operating profit was a result of better management of discounts to customers, and the reduction of marketing, publicity, and promotional costs of 15 million pesos during the quarter.

Our financial position reflects an increase in total assets resulting from the consolidation of inventories, machinery and equipment, and the brands acquired by Barilla Mexico, S.A. de C.V. totaling 183 million pesos, transaction financed by capital increases and bank debt.

In terms of leverage, Grupo Herdez, S.A de C.V. improved its position from 48.8% of total liabilities in the previous year, to 47.7% at the closing of the first quarter.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Interest bearing debt of 1,092 million pesos was also lower than the previous year's level of 1,103 million pesos, for a reduction of 9 million pesos despite the acquisition of assets by Barilla de Mexico, S.A. de C.V. At the end of the quarter, 55.3% of the Grupo's total interest bearing debt was denominated in pesos with the balance, 44.7%, in dollars, 41.4% represented short-term debt while 58.6% was long-term, proportions that show an adequate debt management.

We continued to implement our divestiture program focusing principally in the sale of unproductive assets, such as distribution centers, operations incompatible with our basic product lines, unprofitable products, and the evaluation of some of the Grupo's divisions which may be advantageous to divest.

With great satisfaction we announce that on February 22 of this year, our Mexico Plant received the recommendation for the certification ISO 9000. With this addition, we now have four production plants with this certification, in addition to the Mexico Distribution Center. We continue to work towards achieving this certification for the rest of our production plants.

We trust that the economic forecasts expected for the third and fourth quarters of this year are favorable, domestically and internationally, to allow us to show a clear improvement in the results for Grupo Herdez.

TODAY, TOMORROW AND ALWAYS.

WITH ALL TRUST ... IS HERDEZ.

Enrique Hernandez-Pons Torres
President

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD-BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE NPCI OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2001
PROJECTED BENEFIT OBLIGATION	(48,550)
PLAN ASSETS AT MARKET VALUE	5,815
UNAMORTIZED PRIOR SERVICE COST	23,103
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	536
PROJECTED NET LIABILITY	(19,096)
ACCUMULATED BENEFIT OBLIGATION	(15,430)
UNAMORTIZED TRANSITION ASSET	(3,666)
NET COST FOR THE PERIOD	$ 6,426

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	422,825	325,142	747,967
PREMIUM IN SALES OF SHARES	43,571	130,147	173,717

FINANCIAL STATEMENT NOTES (1)

LEGAL RESERVE	26,911	33,790	60,701
RETAINED EARNINGS	1.073,880	1,010,819	2,084,699
REPURCHASE FUND	29,716	126,826	156,542
ACCUMULATED DEFFERRED TAX	15,831	2,176	18,007
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,728,586)	(1,728,586)
NET INCOME	42,281	0	42,281
TOTAL	1,655,015	(99,687)	1,555,328

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF`THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 1,915,037 MORE SHARES WERE ACQUIRED AT $2.5030 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	23,890
GAIN INTERESTS	2,962
EXCHANGE LOSS	(7,406)
GAIN ON NET MONETARY POSITION	(6,162)
TOTAL	7,360

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 31 OF MARCH WERE:

IN RESULTS: IN THE PROVISION TAXES	(50,374)
IN LIABILITIES: IN DEFFERRED TAXES	330,453

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED
APR	7,135	30,434	356.247	342.098	1.0414	7,430	7,430
MAY	7,135	37,569	356.247	342.883	1.0390	7,413	14,843
JUN	7,133	44,702	356.247	343.694	1.0365	7,394	22,237
JUL	7,595	52,297	356.247	342.801	1.0392	7,893	30,130
AUG	7,595	59,892	356.247	344.832	1.0331	7,846	37,976
SEP	7,588	67,480	356.247	348.042	1.0236	7,768	45,744
OCT	20,692	20,692	356.247	349.615	1.0190	21,085	66,828
NOV	20,692	41,384	356.247	350.932	1.0151	21,005	87,834
DEC	20,691	62,075	356.247	351.418	1.0137	20,974	108,808
JAN	7,766	7,766	356.247	354.662	1.0045	14,113	122,921
FEB	7,766	15,532	356.247	354.434	1.0051	14,122	137,043
MAR	7,767	23,299	356.247	356.247	1.0000	14,046	151,089

AT MARCH 31, 2002 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	4,950
MONETARY LIABILITIES	54,038
NET POSITION	(49,088)

AT MARCH 31, 2002, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	2,450
MACHINERY AND EQUIPMENT	87,560
TOTAL	90,010

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	776,363
2 MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	369,875
3 GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	90,555
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	27,590
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	105,740
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	46,650
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	41,983
8 ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	56,762
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	100.00	40,050	35,151
10 SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	50.00	2,275	1,972
11 BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	1	50.00	58,874	65,311
TOTAL INVESTMENT IN SUBSIDIARIES				**651,370**	**1,617,952**
ASSOCIATEDS					
1 OTRAS AFILIADAS		1	0.00	154,545	154,545
TOTAL INVESTMENT IN ASSOCIATEDS				**154,545**	**154,545**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,772,497**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	99,770	21,191	78,579	340,652	140,343	278,888
MACHINERY	813,375	188,580	624,795	898,893	440,531	1,083,157
TRANSPORT EQUIPMENT	19,934	10,118	9,816	32,277	20,684	21,409
OFFICE EQUIPMENT	19,647	8,640	11,007	31,962	22,482	20,487
COMPUTER EQUIPMENT	28,443	19,895	8,548	10,114	6,309	12,353
OTHER	5,797	230	5,567	2,403	62	7,908
DEPRECIABLES TOTAL	**986,966**	**248,654**	**738,312**	**1,316,301**	**630,411**	**1,424,202**
NOT DEPRECIATION ASSETS						
GROUNDS	32,970	0	32,970	141,754	0	174,724
CONSTRUCTIONS IN PROCESS	138,903	0	138,903	36,996	0	175,899
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**171,873**	**0**	**171,873**	**178,750**	**0**	**350,623**
TOTAL	**1,158,839**	**248,654**	**910,185**	**1,495,051**	**630,411**	**1,774,825**

STOCK EXCHANGE CODIHERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
Banamex	22/12/2003	9.32	0	92,500	0	0	0	0	0	0	0	0	0	0	0	0
Banamex	31/03/2003	9.32	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Bancomer	02/04/2002	8.85	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Ixe Banco	17/04/2002	9.35	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Ixe Banco	02/04/2002	8.80	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Ixe Banco	17/04/2002	9.35	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Ixe Banco	02/04/2002	8.80	12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Bital	02/04/2002	8.70	55,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	18/03/2007	9.72	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	10/04/2002	9.20	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	15/04/2002	9.75	12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	18/03/2007	9.72	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	23/04/2002	9.35	23,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	01/04/2002	9.20	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	10/04/2002	9.20	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	03/04/2002	9.35	18,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ScotiaBank Inverlat	03/04/2002	9.35	6,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Banamex	31/03/2003	5.76	0	0	0	45,075	0	0	0	0	0	0	0	0	0	0
Banamex	31/03/2004	5.76	0	0	0	0	22,538	22,538	0	0	0	0	0	0	0	0
Banamex	31/03/2003	6.06	0	0	0	14,648	0	0	0	0	0	0	0	0	0	0
Banamex	12/06/2009	6.06	0	0	0	0	17,243	17,243	17,243	68,968	0	0	0	0	0	0
Banamex	31/03/2003	5.83	0	0	0	5,409	0	0	0	0	0	0	0	0	0	0
Banamex	31/05/2005	5.83	0	0	0	0	6,085	6,085	0	0	0	0	0	0	0	0
Banamex	31/03/2003	5.83	0	0	0	6,311	0	0	0	0	0	0	0	0	0	0
Banamex	31/05/2005	5.83	0	0	0	0	7,099	7,099	0	0	0	0	0	0	0	0
California Commerce Bank	05/09/2003	5.25	0	0	0	0	54,090	0	0	0	0	0	0	0	0	0
California Commerce Bank	05/09/2003	5.25	0	0	0	0	45,075	0	0	0	0	0	0	0	0	0
California Commerce Bank	05/09/2003	5.25	0	0	0	0	13,523	0	0	0	0	0	0	0	0	0
California Commerce Bank	05/09/2003	5.25	0	0	0	0	11,720	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
Inbursa	05/09/2003	3.75	0	0	0	99,165	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**282,000**	**322,500**	**0**	**170,608**	**177,373**	**52,965**	**17,243**	**68,968**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
VARIOS PROVEEDORES			234,277	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**234,277**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTRAS CUENTAS POR PAGAR			81,329	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**81,329**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			597,606	**322,500**	**0**	**170,608**	**177,373**	**52,965**	**17,243**	**68,968**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	6,806	61,929	0	0	61,929
OTHER	0	0	0	0	0
TOTAL	**6,806**	**61,929**			**61,929**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	2,167	19,779	0	0	19,779
INVESTMENTS	0	0	0	0	0
OTHER	2,890	26,378	0	0	26,378
TOTAL	**5,057**	**46,157**			**46,157**
NET BALANCE	**1,749**	**15,772**			**15,772**
FOREING MONETARY POSITION					
TOTAL ASSETS	**4,950**	**42,567**	0	0	**42,567**
LIABILITIES POSITION	**54,039**	**487,157**			**487,157**
SHORT TERM LIABILITIES POSITION	18,925	170,608	0	0	170,608
LONG TERM LIABILITIES POSITION	35,114	316,549	0	0	316,549
NET BALANCE	**(49,089)**	**(444,590)**			**(444,590)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LOS DATOS DE POSICION EN MONEDA EXTRANJERA FUE DE: 9.015

EL TIPO DE CAMBIO UTILIZADO PARA LOS DATOS DE LA BALANZA COMERCIAL FUE DE: 9.099

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,843,624	2,273,804	(430,180)	0.01	3,971
FEBRUARY	1,633,737	2,182,843	(549,106)	0.01	(353)
MARCH	1,586,847	2,087,210	(500,363)	0.01	2,544
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**6,162**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**

GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	2,591	149,852	2,879	438,927		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	673	43,818	748	94,291		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	574	56,622	638	105,498		MCCORMICK	GIGANTE
MARISCOS Y CARNES	719	89,761	654	134,890		HORMEL	SORIANA
VARIOS	60	19,247	56	23,506		YAVAROS	ISSSTE
PASTAS Y SALSAS	1,500	25,310	1,369	56,247		BUFALO	
TOTAL		384,610		853,359			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			473	40,244	USA	HERDEZ	
JUGOS FRUTAS Y POST			19	1,667	CENTROAMERICA	DOÑA MARIA	
VEGETALES			169	13,139	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			64	6,879	EUROPA		
VARIOS							
TOTAL				61,929			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 241,312,699

Number of shares Outstanding at the Date of the NFEA: (Units) — 422,555,963

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 338,068,050

Number of shares Outstanding at the Date of the NFEA: (Units) — 422,555,963

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI HERDEZ QUARTER: 1 YEAR: 2002

RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*		0	43,200,000	379,355,963	278,091,872	144,464,091	43,227	379,598
TOTAL			**43,200,000**	**379,355,963**	**278,091,872**	**144,464,091**	**43,227**	**379,598**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
422,555,963
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
*	9,444,037	3.14839	2.85000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 4/12/2002 13:33

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO HERDEZ, S.A. DE C.V.
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 201-56-55
FAX: 5-201-57-99 **AUTOMATICO:** X
E-MAIL:
DIRECCION DE INTERNET: www.grupoherdez.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GHE910910H19
DOMICILIO CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO: CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-576-31-00 EXT. 1200
FAX: 55-76-25-24
E-MAIL: jvega@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-49
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 4/12/2002 13:33

TELEFONO:	5-201-57-48, 49, 40, 41
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215

CLAVE DE COTIZACION: HERDEZ FECHA: 4/12/2002 13:33

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS.

C.P. PABLO LEZAMA VELEZ.
DIRECTOR DE FINANZAS.

MEXICO, D.F., AT DECEMBER 4 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **2** Year: **2002**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,932,947**	**100**	**3,898,279**	**100**
2	**CURRENT ASSETS**	**1,868,486**	**48**	**1,915,549**	**49**
3	CASH AND SHORT-TERM INVESTMENTS	49,405	1	112,759	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	664,502	17	556,849	14
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	295,913	8	336,646	9
6	INVENTORIES	774,538	20	799,080	20
7	OTHER CURRENT ASSETS	84,128	2	110,215	3
8	**LONG-TERM**	**152,614**	**4**	**133,552**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	152,614	4	133,552	3
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,715,620**	**44**	**1,728,200**	**44**
13	PROPERTY	648,995	17	643,397	17
14	MACHINERY AND INDUSTRIAL	1,599,930	41	1,585,263	41
15	OTHER EQUIPMENT	147,493	4	147,508	4
16	ACCUMULATED DEPRECIATION	893,933	23	837,707	21
17	CONSTRUCTION IN PROGRESS	213,135	5	189,739	5
18	**DEFERRED ASSETS (NET)**	**196,227**	**5**	**120,978**	**3**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**2,030,190**	**100**	**1,984,356**	
21	**CURRENT LIABILITIES**	**926,504**	**46**	**904,837**	**46**
22	SUPPLIERS	293,555	14	226,059	11
23	BANK LOANS	457,161	23	552,787	28
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	91,711	5	40,138	2
26	OTHER CURRENT LIABILITIES	84,077	4	85,853	4
27	**LONG-TERM LIABILITIES**	**767,043**	**38**	**666,339**	**34**
28	BANK LOANS	767,043	38	666,339	34
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**316,529**	**16**	**402,985**	**20**
32	**OTHER LIABILITIES**	**20,114**	**1**	**10,195**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,902,757**		100 **1,913,923**	
34	**MINORITY INTEREST**	**389,036**	**20**	**337,392**	**18**
35	**MAJORITY INTEREST**	**1,513,721**	**80**	**1,576,531**	**82**
36	**CONTRIBUTED**	**931,959**	**49**	**936,645**	**49**
37	PAID-IN CAPITAL STOCK (NOMINAL)	422,825	22	424,106	22
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	333,480	18	336,251	18
39	PREMIUM ON SALES OF SHARES	175,654	9	176,288	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**581,762**	**31**	**639,886**	**33**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,099,593	110	2,115,777	111
43	REPURCHASE FUND OF SHARES	158,287	8	160,578	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,744,601)	(92)	(1,683,766)	(88)
45	NET INCOME FOR THE YEAR	68,483	4	47,297	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR		
		Amount	%	Amount	%	
3	**CASH AND SHORT-TERM INVESTMENTS**	**49,405**	100	**112,759**	100	
46	CASH	0	0	0	0	
47	SHORT-TERM INVESTMENTS	49,405	100	112,759	100	
18	**DEFERRED ASSETS (NET)**	**196,227**	100	**120,978**		
48	AMORTIZED OR REDEEMED EXPENSES	196,227	100	120,978	100	
49	GOODWILL	0	0	0	0	
50	DEFERRED TAXES	0	0	0	0	
51	OTHERS	0	0	0	0	
21	**CURRENT LIABILITIES**	**926,504**	100	**904,837**		
52	FOREING CURRENCY LIABILITIES	82,161	9	92,011	10	
53	MEXICAN PESOS LIABILITIES	844,343	91	812,826	90	
24	**STOCK MARKET LOANS**	**0**	100	**0**	100	
54	COMMERCIAL PAPER	0	0	0	0	
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0	
56	CURRENT MATURITIES OF BONDS	0	0	0	0	
26	**OTHER CURRENT LIABILITIES**	**84,077**		100 **85,853**		
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0	
58	OTHER CURRENT LIABILITIES WITHOUT COST	84,077	100	85,853	100	
27	**LONG-TERM LIABILITIES**	**767,043**	100	**666,339**		
59	FOREING CURRENCY LIABILITIES	292,043	38	372,535	56	
60	MEXICAN PESOS LIABILITIES	475,000	62	293,804	44	
29	**STOCK MARKET LOANS**	**0**	100	**0**	100	
61	BONDS		0		0	
62	MEDIUM TERM NOTES		0		0	
30	**OTHER LOANS**	**0**	100	**0**		
63	OTHER LOANS WITH COST		0		0	
64	OTHER LOANS WITHOUT COST		0		0	
31	**DEFERRED LOANS**	**316,529**	100	**402,985**		
65	NEGATIVE GOODWILL	0	0	2,669	1	
66	DEFERRED TAXES	316,529	100	400,316	99	
67	OTHERS	0	0	0	0	
32	**OTHER LIABILITIES**	**20,114**	100	**10,195**		
68	RESERVES	20,114	100	10,195	100	
69	OTHERS LIABILITIES	0	0	0	0	
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,744,601)**		100 **(1,683,766)**		100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0	
71	INCOME FROM NON-MONETARY POSITION	(1,744,601)	(100)	(1,683,766)	(100)	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	941,982	1,010,712
73	PENSIONS FUND AND SENIORITY	5,640	2,333
74	EXECUTIVES (*)	16	13
75	EMPLOYERS (*)	1,946	1,842
76	WORKERS (*)	3,254	2,917
77	CIRCULATION SHARES (*)	422,555,963	423,836,200
78	REPURCHASED SHARES (*)	9,444,037	8,163,800

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,071,497**	**100**	**1,865,680**	**100**
2	COST OF SALES	1,180,465	57	1,093,746	59
3	**GROSS INCOME**	**891,032**	**43**	**771,934**	**41**
4	OPERATING	632,108	31	596,049	32
5	**OPERATING**	**258,924**	**12**	**175,885**	**9**
6	TOTAL FINANCING	67,249	3	24,635	1
7	**INCOME AFTER FINANCING COST**	**191,675**	**9**	**151,250**	**8**
8	OTHER FINANCIAL OPERATIONS	(12,947)	(1)	(4,351)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**204,622**	**10**	**155,601**	**8**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	67,844	3	60,333	3
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**136,778**	**7**	**95,268**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,645	0	466	0
13	**CONSOLIDATED NET INCOME OF**	**138,423**	**7**	**95,734**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**138,423**	**7**	**95,734**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**138,423**	**7**	**95,734**	**5**
19	NET INCOME OF MINORITY INTEREST	69,940	3	48,437	3
20	**NET INCOME OF MAJORITY INTEREST**	**68,483**	**3**	**47,297**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**2,071,497**	**100**	**1,865,680**	**100**
21	DOMESTIC	1,932,287	93	1,719,183	92
22	FOREIGN	139,210	7	146,497	8
23	TRANSLATED INTO DOLLARS (***)	15,044	1	14,778	1
6	**TOTAL FINANCING COST**	**67,249**	**100**	**24,635**	**100**
24	INTEREST PAID	53,290	79	79,723	324
25	EXCHANGE LOSSES	31,117	46	0	0
26	INTEREST EARNED	6,562	10	23,027	93
27	EXCHANGE PROFITS	0	0	20,277	82
28	GAIN DUE TO MONETARY POSITION	(10,596)	(16)	(11,784)	(48)
8	**OTHER FINANCIAL OPERATIONS**	**(12,947)**	**100**	**(4,351)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(12,947)	(100)	(4,351)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**67,844**		**100 60,333**	**100**
32	INCOME TAX	132,252	195	60,333	100
33	DEFERED INCOME TAX	(64,408)	(95)	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,278,647	1,975,581
37	NET INCOME OF THE YEAR	193,840	164,280
38	NET SALES (**)	4,227,763	3,940,142
39	OPERATION INCOME (**)	524,007	429,415
40	NET INCOME OF MAYORITY INTEREST(**)	156,126	132,187
41	NET CONSOLIDATED INCOME (**)	292,230	238,033

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**138,423**	**95,734**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	91,925	25,607
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**230,348**	**121,341**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	6,447	25,348
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**236,795**	**146,689**
6	CASH FLOW FROM EXTERNAL FINANCING	123,308	80,666
7	CASH FLOW FROM INTERNAL FINANCING	(160,175)	(147,972)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(36,867)**	**(67,306)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(196,487)**	**(95,641)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	3,441	(16,258)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	45,964	129,017
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	49,405	112,759

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**91,925**	**25,607**
13	DEPRECIATION AND AMORTIZATION FOR THE	59,292	50,572
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	3,161	(4,222)
15	+ (-) NET LOSS (PROFIT) IN MONEY	31,117	(20,277)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,645)	(466)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**6,447**	**25,348**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	63,803	198,262
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	6,078	(28,619)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	67,205	(73,175)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(1,224)	(18,015)
22	+ (-) INCREASE (DECREASE) IN OTHER	(129,415)	(53,105)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**123,308**	**80,666**
23	+ SHORT-TERM BANK AND STOCK MARKET	31,117	173,264
24	+ LONG-TERM BANK AND STOCK MARKET	121,426	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(29,235)	(92,598)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(160,175)**	**(147,972)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	58,608	0
31	(-) DIVIDENS PAID	(218,783)	(147,972)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(196,487)**	**(95,641)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(24,034)	(1,270)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(127,212)	(43,464)
36	(-) INCREASE IN CONSTRUCTIONS IN	40,108	(36,583)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(85,349)	(14,324)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** **2002**
GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.68	%	5.13	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	10.31	%	8.38	%
3	NET INCOME TO TOTAL ASSETS (**)	7.43	%	6.11	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	53.24	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	7.65	%	12.31	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.07	times	1.01	times
7	NET SALES TO FIXED ASSETS (**)	2.46	times	2.28	times
8	INVENTORIES ROTATION (**)	3.14	times	2.77	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50	days	47	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.60	%	13.10	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	51.62	%	50.90	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.07	times	1.04	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	18.43	%	23.41	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	44.71	%	38.56	%
15	OPERATING INCOME TO INTEREST PAID	4.86	times	2.21	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.08	times	1.99	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.02	times	2.12	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.18	times	1.23	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.92	times	0.97	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.33	%	12.46	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	11.12	%	6.50	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.31	%	1.36	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	4.44	times	1.84	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(334.47)	%	(119.85)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	434.47	%	219.85	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	64.74	%	45.44	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.37		$ 0.31	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.37		$ 0.31	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.58		$ 3.72	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.17		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.09	times	0.92	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.55	times	10.55	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

July 25th, 2002

Dear Board Members:

With great pride we inform today that the recent joint venture in our pasta division with Barilla has been successful. After only 5 months of operations, its contribution to the company's results is significant, representing 9.4% of the total sales during the second quarter of this year.

During this period, the group's net sales reached Ps. 1.145 billion, an increase of 17.8% compared to the second quarter of the year 2001.

Consolidated Sales, excluding the Barilla operation, also posted strong growths in terms of volume and pesos by 12.7% and 6.6%, respectively.

These improvements are mainly due to a better performance in our sauces and dressings, and meat and seafood business lines.

On the other hand, we continue to face a highly competitive market in terms of prices in our juice, fruits and desserts, as well as our vegetables business lines.

As a result of this current environment we will continue launching strong promotional and marketing campaigns to lessen the impact. We are also evaluating different alternatives to strengthen this business lines as we are firmly decided to maintain our leading position in the market.

Our operating profit increased 62.6% during the quarter reaching Ps. 141.9 million which favorably compares to the Ps. 87.2 million registered in the same quarter of last year.

EBITDA during the quarter was Ps. 171 million, up by 52.9% or Ps. 59 million above the comparable period of 2001. Likewise, we experienced an EBITDA margin expansion of 340 basis points to 14.9%.

During the second quarter, the comprehensive cost of financing increased Ps. 47 million, as a result of a weaker peso against the US dollar, as opposed to the foreign exchange income registered in the same quarter of 2001.

Notwithstanding the traditional seasonality of our business, our overall first semester results are highly positive, sales grew 11%, meanwhile operating income, EBITDA and net income, increased by more than 40%.

Excluding Barilla, operating income and EBITDA results in our same brands portfolio, grew more than 17% during the quarter.

Export volume grew 16% increase in volume during the quarter, meanwhile sales in pesos remained almost equal as a result of the foreign exchange behavior.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

In the second quarter we sold and leased-back two of our three tuna vessels almost US$ 11 million dollars under favorable financial conditions.

We continued to restructure our debt profile with a decrease in short term maturities to 37% of total debt compared to 41% in the first quarter of this year, meanwhile our dollar-denominated liabilities decreased from 45% to 31% of total interest-bearing debt.

Total interest-bearing borrowings remained unchanged compared to the first quarter of 2001.

We continue analyzing the possibility to issue debt securities.

Regarding our capital expenditures, we acquired a 183 hectares property in San Luis Potosi, with the following purposes:

· The construction of a new and more efficient McCormick production plant with greater capacity.

· Building the Barilla Mexico production plant, and

· -Having a new macro-distribution center for our products.

We are firmly convinced that we will experience a national and international economic recovery during the second semester, that will allow us to consolidate and improve our business in the different markets we participate.

TODAY, TOMORROW AND ALWAYS...

WITH ALL TRUST IS… HERDEZ.

Enrique Hernández-Pons Torres
Chairman.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE NPCI OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2002
PROJECTED BENEFIT OBLIGATION	(48,550)
PLAN ASSETS AT MARKET VALUE	5,815
UNAMORTIZED PRIOR SERVICE COST	23,103
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	536
PROJECTED NET LIABILITY	(19,096)
ACCUMULATED BENEFIT OBLIGATION	(15,430)
UNAMORTIZED TRANSITION ASSET	(3,666)
NET COST FOR THE PERIOD	$ 6,426

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	422,825	333,480	

			756,305
PREMIUM IN SALES OF SHARES	43,571	132,083	175,654
LEGAL RESERVE	26,911	34,466	61,377
RETAINED EARNINGS	1,004,158	1,034,058	2,038,216
REPURCHASE FUND	29,716	128,571	158,287
ACCUMULATED DEFFERRED TAX	15,831	2,176	18,007
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,762,608)	(1,762,608)
NET INCOME	68,483	0	68,483
TOTAL	1,611,495	(97,774)	1,513,721

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 1,915,037 MORE SHARES WERE ACQUIRED AT $2.5030 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	53,290
GAIN INTERESTS	6,562
EXCHANGE LOSS	31,117
GAIN ON NET MONETARY POSITION	(10,596)
TOTAL	67,249

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 30 OF JUNE WERE:

IN RESULTS: IN THE PROVISION TAXES	(64,408)
IN LIABILITIES: IN DEFFERRED TAXES	316,529

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED
JUL	7,593	7,593	360.669	342.801	1.0521	7,989	7,989
AGO	7,593	15,186	360.669	344.832	1.0459	7,942	15,930
SEP	7,591	22,777	360.669	348.042	1.0363	7,866	23,797
OCT	20,691	43,468	360.669	349.615	1.0316	21,345	45,142
NOV	20,691	64,159	360.669	350.932	1.0277	21,265	66,407
DIC	20,691	84,850	360.669	351.418	1.0263	21,236	87,643
ENE	14,050	98,900	360.669	354.662	1.0169	14,288	101,931
FEB	14,050	112,950	360.669	354.434	1.0176	14,297	116,228
MAR	14,048	126,998	360.669	356.247	1.0124	14,222	130,450
ABR	8,525	135,523	360.669	358.193	1.0069	8,584	139,034
MAY	8,525	144,048	360.669	358.919	1.0049	8,567	147,601
JUN	8,525	152,573	360.669	360.669	1.0000	8,525	156,126

AT JUNE 30, 2002 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	4,950
MONETARY LIABILITIES	37,583
NET POSITION	(32,633)

AT JUNE 30, 2002, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	3,450
MACHINERY AND EQUIPMENT	91,375
TOTAL	94,825

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	772,350
2 MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	263,228
3 GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	91,160
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	28,839
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	100,485
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	97,321
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	43,892
8 ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	56,610
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	100.00	40,050	37,176
10 SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	50.00	2,275	3,916
11 BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	1	50.00	58,874	138,070
TOTAL INVESTMENT IN SUBSIDIARIES				**651,370**	**1,633,047**
ASSOCIATEDS					
1 OTRAS AFILIADAS		1	0.00	152,614	152,614
TOTAL INVESTMENT IN ASSOCIATEDS				**152,614**	**152,614**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,785,661**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIHERDEZ | QUARTER: 2 YEAR: 2002

GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	129,385	23,066	106,319	344,588	142,067	308,840
MACHINERY	704,246	182,157	522,089	895,687	460,887	956,889
TRANSPORT EQUIPMENT	20,989	10,671	10,318	33,557	22,065	21,810
OFFICE EQUIPMENT	19,857	9,041	10,816	32,443	23,173	20,086
COMPUTER EQUIPMENT	25,188	17,006	8,182	7,259	3,504	11,937
OTHER	5,797	248	5,549	2,403	50	7,902
DEPRECIABLES TOTAL	**905,462**	**242,189**	**663,273**	**1,315,937**	**651,746**	**1,327,464**
NOT DEPRECIATION ASSETS						
GROUNDS	32,969	0	32,969	142,052	0	175,021
CONSTRUCTIONS IN PROCESS	180,119	0	180,119	33,016	0	213,135
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**213,088**	**0**	**213,088**	**175,068**	**0**	**388,156**
TOTAL	**1,118,550**	**242,189**	**876,361**	**1,491,005**	**651,746**	**1,715,620**

STOCK EXCHANGE CODI**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANAMEX	22/12/2003	8.90	30,000	30,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	23/07/2002	9.80	70,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	17/07/2002	8.35	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	17/07/2002	8.35	55,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	23/07/2002	9.80	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	03/07/2002	8.60	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	03/07/2002	8.60	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	23/07/2002	9.85	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	23/07/2002	9.85	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	03/07/2002	8.60	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	18/03/2007	9.30	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	18/03/2007	9.30	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	18/03/2007	9.30	0	115,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	18/03/2007	9.30	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	16/07/2002	8.65	33,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	16/07/2002	8.65	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	03/07/2002	8.77	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	16/07/2002	9.80	18,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	16/07/2002	8.65	4,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIABANK INVERLAT	23/07/2002	10.60	6,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIABANK INVERLAT	23/07/2002	9.80	6,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/03/2004	5.73	0	0	24,862	24,863	49,725	0	0	0	0	0	0	0	0	0
BANAMEX	12/06/2009	7.36	0	0	10,288	10,288	30,864	20,576	20,576	51,440	0	0	0	0	0	0
BANAMEX	31/05/2005	5.70	0	0	0	1,915	15,930	3,481	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	59,670	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2004	5.52	0	0	0	0	0	26,852	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	12,929	0	0	0	0	0	0	0	0	0
INBURSA	11/07/2002	3.70	0	0	9,945	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
TOTAL BANKS			375,000	475,000	45,095	37,066	169,118	50,909	20,576	51,440	0	0	0	0	0	0
PROVEEDORES																
VARIOS PROVEEDORES			293,555	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			293,555	0	0	0	0	0	0	0	0	0	0	0	0	0
OTRAS CUENTAS POR PAGAR			84,077	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			84,077	0	0	0	0	0	0	0	0	0	0	0	0	0
			752,632	475,000	45,095	37,066	169,118	50,909	20,576	51,440	0	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	15,044	139,210	0	0	139,210
OTHER	0	0	0	0	0
TOTAL	**15,044**	**139,210**			**139,210**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	4,350	40,253	0	0	40,253
INVESTMENTS	0	0	0	0	0
OTHER	5,450	50,432	0	0	50,432
TOTAL	**9,800**	**90,685**			**90,685**
NET BALANCE	**5,244**	**48,525**			**48,525**
FOREING MONETARY POSITION					
TOTAL ASSETS	**4,950**	**49,285**	0	0	**49,285**
LIABILITIES POSITION	**37,583**	**374,204**			**374,204**
SHORT TERM LIABILITIES POSITION	8,252	82,161	0	0	82,161
LONG TERM LIABILITIES POSITION	29,331	292,043	0	0	292,043
NET BALANCE	**(32,633)**	**(324,919)**			**(324,919)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA BALANZA DE DIVISAS FUE DE 9.2535
EL TIPO DE CAMBIO UTILIZADO PARA LA POSICIÓN EN MONEDA FUE DE 9.9565

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,873,126	2,310,338	(437,212)	0.01	4,036
FEBRUARY	1,656,035	2,283,155	(627,120)	0.01	(403)
MARCH	1,649,557	2,220,494	(570,937)	0.01	2,920
APRIL	1,731,566	2,168,345	(436,778)	0.01	2,359
MAY	1,736,553	2,175,190	(438,637)	0.01	877
JUNE	1,858,550	2,082,791	(224,241)	0.01	807
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**10,596**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	7,200	416,415	6,982	1,044,239		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	1,650	107,430	1,794	216,107		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	1,168	115,218	1,341	219,859		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,230	153,554	1,148	240,144		HORMEL	SORIANA
VARIOS	120	22,700	135	46,729		YAVAROS	ISSSTE
PASTAS Y SALSAS	4,200	68,497	4,052	165,209		BUFALO	
TOTAL		883,814		1,932,287			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			1,165	98,647	USA	HERDEZ	
JUGOS FRUTAS Y POST			40	3,885	CENTROAMERICA	DOÑA MARIA	
VEGETALES			339	26,122	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			91	10,368	EUROPA		
VARIOS			1	188			
TOTAL				139,210			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2001 — 341,339,479

Number of shares Outstanding at the Date of the NFEA: (Units) — 422,555,963

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 491,960,138

Number of shares Outstanding at the Date of the NFEA: (Units) — 422,555,963

STOCK EXCHANGE COI **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2001**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI HERDEZ QUARTER: 2 YEAR: 2002

RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** 21,247,257

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2002	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2002 0

Number of shares Outstanding at the Date of the NFEAR (Units) 422,555,963

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*		0	43,200,000	379,355,963	278,091,872	144,464,091	43,227	379,598
TOTAL			**43,200,000**	**379,355,963**	**278,091,872**	**144,464,091**	**43,227**	**379,598**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
422,555,963
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
*	9,444,037	3.14839	3.90000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 5/12/2002 12:23

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 201-56-55
FAX: 5-201-57-99 **AUTOMATICO:** X
E-MAIL:
DIRECCION DE INTERNET www.grupoherdez.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GHE910910H19
DOMICILIO CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO: CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-576-31-00 EXT. 1200
FAX: 55-76-25-24
E-MAIL: jvega@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-49
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 5/12/2002 12:23

TELEFONO:	5-201-57-48, 49, 40, 41
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. PABLO LEZAMA VELEZ.
DIRECTOR DE FINANZAS

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR DE ADMINISTRACIÓN.

MEXICO, D.F., AT DECEMBER 5 OF 2002